Exhibit 99.1

Hello Everyone,

My name is Max Howard from the Art Operations Team here at Masterworks.

Today, we are happy to present xExvxoxlxuxtxixoxnx xRxexvxoxlxuxtxixoxnx xIxVx by the legendary artist, Kenny Scharf.

Scharf is known for his vibrant and whimsical pop art and graffiti art. He rose to prominence in the downtown NYC art scene in the 1980s and his close contemporaries are Jean-Michel Basquiat, Keith Haring, and Andy Warhol.

Scharf’s market has continued to perform well as the average price realized at auction for his works has grown at an annualized rate of 20.02% between 2015 and 2023, and his Top Auction Record is currently $983K which was achieved in May 2022.

Executed in 2023, this work is a large-scale painting and is a part of the Evolution Revolution series created by Scharf for a special New York City gallery exhibition. This series explores the themes of evolution and revolution. The paintings are characterized by their bright colors, bold shapes, and cartoon characters.

So why do we like this painting? Three reasons:

One: As of June 9, 2023, works similar to this offering have sold for as high as $870K, including “Travel Time” (1984), which sold for $870K in November 2021, and “Op-Bob” (1985), which sold for $630K in November 2022.

Two: As of December 31st, 2022, Scharf had a Sharpe Ratio of 0.80, which outperformed both the S&P 500 and the Art Market based on data from 5/9/1990, and 6/29/2022.

Three: Masterworks bought this painting directly from the Gallery which commissioned the monumental works, making Masterworks’ investors the first-ever owners of the Painting.

Thank you for joining us, and we look forward to introducing you to this fantastic work by Kenny Scharf.